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                                                                  Exhibit 38

To:      All VLSI Employees

From:    Al Stein

Subject: Merger with Philips

Date:    May 2, 1999

I am pleased to inform you that VLSI's Board of Directors signed a definitive merger agreement Saturday, May 1, under which Royal Philips Electronics will acquire our company for $1.2 billion, or $21 cash per share.

This is good news for every one of us.  Here's why:

First, Philips' offer is a dramatic reflection of you and the work that you have done to help us achieve our industry-leading position.

Second, Philips' confidence in you and the company validates the winning strategy we have been executing, which is characterized by our superior technology and products, time-to-market leadership and focused growth markets.

Lastly, our merger with Philips' brings together two companies with complementary strengths. Consider what VLSI gains: additional capacity, access to new customers and markets around the world, a powerful brand, and a depth of capital and people resources from one of the world's largest diversified electronics companies.

Philips, on the other hand, can further leverage our market-leading technology and IP, our strong, loyal customer base, our world-class fab, and the strength of the VLSI brand in our fast-growing markets.

That combination translates into a win-win for our customers, business partners, our stockholders and above all you--our employees, the lifeblood of this company.

Meanwhile, I'm sure a number of questions come to mind, such as timing. To complete this transaction, Philips has extended its tender offer until May 14, at which time we hope that Philips will have sufficient shares to consummate the merger immediately.

Please recognize, however, that the process to merge our company into Philips will take longer than that. Transition teams are being formed to ensure that we achieve a smooth and seamless integration between our two companies. We expect to have additional information in the next few days, and we will keep you informed about the progress of these teams as the process evolves.

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                                       -2-

The attached press release addresses many other questions that you may have. Moreover, although we do not have a firm schedule at this time, we expect to hold a series of employee meetings which will address additional specifics.

In the meantime, we recognize that you have always placed customer commitment and our business success as your top priorities. I am confident that you will continue to focus on those priorities.

A final note. I have been your chief executive officer for more than 17 years, and I want each of you to know how proud I am of what you have accomplished. I have been privileged to know and work with you. I would like to wish you all well, and hope that we will continue to cross paths in the weeks, months and years to come.